Blue Hat Interactive Entertainment Technology

7th Floor, Building C, No. 1010 Anling Road Huli District,

Xiamen, China 361009

August 27, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:     Thomas Jones, Esq.

Re:	Blue Hat Interactive Entertainment Technology
Request for Acceleration of Registration Statement on Form F-1, as amended
File No. 333-246382

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), Blue Hat Interactive Entertainment Technology hereby requests acceleration of effectiveness of the above-referenced Registration Statement so that it will be declared effective at 5:00 p.m., Eastern Time, on August 31, 2020, or as soon as practicable thereafter.

Very truly yours,

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

By: /s/ Xiaodong Chen

Name: Xiaodong Chen

Title: Chief Executive Officer and Director